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EXHIBIT 4.1

CONFIDENTIAL

May 31, 2001

Mr. Kris Shah
Chairman and Chief Executive Officer
Litronic Inc.
17861 Cartwright Road
Irvine, California 92614

Mr. Marvin Winkler
Chief Executive Officer
SSP Solutions, Inc.
2030 Main Street, Suite 1250
Irvine, California 92614

Dear Gentlemen:

        It is our understanding that Biz Interactive Zone ("BIZ") and Litronic, Inc. ("LTNX" and together with BIZ, the "Merger Parties") intend to merge and hereby are jointly and severally engaging Tucker Anthony Sutro Capital Markets ("TAS")to act as exclusive financial advisor and placement agent for the Merger Parties and subsequently the merged company S SP Solutions, Inc. (together the "Company"). This letter will confirm that the Company has engaged TAS to act as exclusive placement agent for the private or public placement (the "Placement") of equity securities (the "Securities"), generally in accordance with the attached "Summary of Terms". Such Placement of the Securities or Transaction and our engagement pursuant to this letter agreement (the "Agreement") shall be referred to as the "Engagement." The Engagement is contingent upon the consummation of the merger between LTNX and BIZ.

        1)    Scope of the Engagement.    TAS will assist the Company as follows:

          a)    Placement.    TAS will assist the Company in effecting the Placement on the terms and conditions of this Agreement. In this regard, we propose to undertake the following activities, to the extent each is appropriate, on your behalf:

              i)  Advising the Company as to the form and structure of the Placement;

              ii)  Assisting the Company and its counsel in the preparation of an Offering Memorandum (the "Memorandum") concerning the Company and the Securities. Responsibility for the contents of such Memorandum shall be solely that of the Company, and, to protect the Company, the Memorandum shall not be made available to, or used in discussions with, prospective investors by TAS until both the Memorandum and its use for those purposes have been approved by the Company;

            iii)  Identifying and introducing to, and consulting as to strategy for initiating discussions with, potential Investors;

            iv)  Using its best efforts to place the Securities with Investors;

              v)  Negotiating the sale of the Securities to Investors; and

            vi)  Assisting in the preparation of definitive documentation for the Placement

          b)    Company Information.    In connection with TAS's engagement, the Company represents that to the best of its knowledge all of the data, material, and information concerning the

  Company (the "Information") furnished to TAS by it and its advisors and agents shall be accurate and complete in all material respects at the time furnished; and further agrees that if any of such Information becomes inaccurate, misleading or incomplete during the term of TAS's engagement hereunder, the Company shall promptly so advise TAS in writing and correct any such inaccuracy or omission. The Company acknowledges that it is the exclusive source of such Information. The Company recognizes and confirms that TAS, in advising the Company and undertaking the Engagement assignment, will be using and relying on the Information without independent verification or investigation and without performing any appraisal of the assets or businesses of the Company. The Company authorizes TAS to use and deliver the Information, and any other data obtained by TAS from reliable published sources, to potential Investors. Pursuant to non-disclosure agreements, TAS agrees to keep any nonpublic information confidential so long as it remains non-public, unless disclosure is required by law or requested by any governmental or regulatory agency or body, and TAS will not make any use thereof, except for TAS's services for the Company as described in this Agreement.

          c)    Memorandum.    TAS will assist the Company and its counsel in the preparation of a Memorandum and the Company will provide TAS with the number of copies of such Memorandum as TAS shall request. The Company shall represent that the Memorandum and the Information are complete and correct in all material aspects and do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in light of the circumstances under which such statements are made, other than information furnished to the Company by TAS.

        2)    Term and Termination Rights.    It is understood that the Company is engaging TAS on an exclusive basis to act as exclusive financial advisor and lead placement agent in connection with the Placement for a period (the "Exclusivity Period") commencing as of the date of the Agreement, and ending on the earlier of the closing of the sale of the Securities or six months from the date hereof. It is our mutual understanding that there may be a co-placement agent, currently anticipated to be L.H. Friend, Weinress, Frankson & Presson, LLC. The split of compensation for this Engagement between TAS and a possible co-placement agent will be agreed upon between TAS and the co-placement agent and approved by the Company. The Exclusivity Period may be renewed for successive periods upon mutual written consent of the Company and TAS. In addition, TAS may, at its sole option, terminate this Engagement without liability if a material adverse change has occurred in the Company's financial condition, results of operations, properties, business or prospects, or the composition of the Company's management or Board of Directors, which, has a material adverse affected on the Engagement.

        It is expressly understood that the provisions in this Agreement relating to the payment of fees and expenses will survive any such termination of the Engagement or completion of TAS's services pursuant to this Agreement. The Company shall be obligated to pay TAS any Fees or Warrants (as these terms are defined in section 3 below) if during the Exclusivity Period or within the three-month period following the termination of this Engagement the Company receives written commitments from any Investor introduced to the Company by TAS and such Investor commenced negotiations, meaning an exchange of diligence materials, and an exchange of terms for an investment in the Placement. It is also understood that during the term of this Agreement the Company will notify TAS of all solicitations and conversations with potential investors in connection with the potential purchase of the Securities. It is understood that TAS's involvement in the Placement is strictly on a best efforts basis and the consummation of the Placement will be subject to, among other things, prevailing market conditions.

        3)    Compensation.    TAS's compensation for its services performed pursuant to this Agreement will be based upon a success fee determined as follows:

          a)    A non-refundable retainer of $25,000, payable within ten (10) days of the consummation of the merger between LTNX and BIZ. This retainer shall be credited against any cash fees and expenses payable to TAS pursuant to section 3(b) or 4.

          b)    An advisory fee (the "Advisory Fee") equal to a six percent (6.0%) of the amount raised in the Placement. The Advisory Fee will be payable in cash upon the closing of the Placement and receipt of funds by the Company.

          c)    A warrant ("Warrant") to purchase shares of common stock equal to five percent (5%) of the shares of common stock into which the Securities sold in the Placement are convertible. The Warrant will be granted upon the closing of the Placement. The Warrant shall have a five year term and shall have a strike price equal to 135% of the average closing price of the common stock for the twenty trading days prior to closing. The Warrant shall contain a cashless exercise provision. The holders of the warrant shall be entitled to unlimited "piggyback" registration rights during the first five years following the Placement. The Company shall bear all costs and expenses in connection with such registrations.

        Notwithstanding the foregoing, TAS agrees to accept 50% of its fee outlined in 3 (b) and (c) relating to potential investments by the following four potential investors or any of their affiliates: (1) Broadcom Corporation, (2) Electronic Data Systems Corporation. (3) Dr. Henry T. Nicholas III and (4) Dr. Henry Samueli.

        4)    Fees and Expenses.    In addition to the foregoing fees, and irrespective of whether the transaction contemplated by this Agreement is consummated. the Company agrees, upon TAS's request to promptly reimburse TAS for all reasonable out-of-pocket expenses arising out of this Engagement, including but not limited to, such costs as printing, travel. accommodations, meals, telephone, facsimile, courier service, copying, direct computer expenses and the reasonable fees and disbursements of TAS's legal counsel, if any. Additionally, the Company agrees to pay the reasonable fees and disbursements of any special counsel for the Investors, upon completion of this Placement. All such fees, expenses and costs will be billed not more frequently than monthly and are payable by the Company promptly upon receipt of TAS's request. Upon termination or expiration of the Agreement, any unreimbursed fees and expenses will be immediately due and payable. Such fees and expenses shall not exceed $25,000 without the prior written approval from the Company, which will not be unreasonably withheld.

        5)    Indemnification.    In connection with the Engagement of TAS hereunder, the Company has entered into a separate letter agreement, dated as of me date hereof (the "Indemnification Agreement"), providing for the indemnification of TAS and certain related patties by the Company.

        6)    Sale Transaction.    If during the Exclusivity Period, and prior to any closing of the Placement, the Company consummates a Sale Transaction (as defined below) or reaches a definitive agreement which subsequently results in a Sale Transaction or a transaction that has substantially similar effect, the Company agrees to pay or cause to be paid to TAS, a sale transaction fee (the "Sale Transaction Fee") equal to a percentage of the Aggregate Consideration (as defined below) as follows:

Aggregate Consideration	Percentage Fee
Less than $100 million	1.50%
Between $100 million and $125 million	1.25%
Cheater Ban $125 million	1.00%

        The term "Aggregate Consideration" shall be defined to include cash, equity securities, the fair market value of revolving credit facilities, straight and convertible debt instruments or other obligations, and any other form of payment or assumption of obligations made to the Company or its shareholders in connection with the Sale Transaction. If any of the consideration to be received by the Company is contingent upon future performance of me Company's operations (e. g. revenues or income), the portion of the Sale Transaction fee attributable to such contingent consideration shall be paid to TAS at such time or times as the Company receives such consideration.

        7)    Right of First Refusal.    Upon the successful completion of the Placement, the Company shall grant to TAS a right of first refusal for a two year period to serve as a co-managing underwriter on any public equity financing of the Company ("Future Services"). In the event such Future Services are undertaken, the Company will use its reasonable efforts to ensure that TAS will receive no less than 20% of the economic consideration received by the managing underwriters including all gross underwriting commissions, expense reimbursements and warrants issued to the managing underwriters upon the closing of a public equity financing. In the event the Company notifies TAS of its intention to pursue an activity that would enable TAS to exercise its right of first refusal to provide Future Services, TAS shall notify the Company, within ten days of its election to provide such Future Services.

        8)    Private Offering.    TAS agrees that it will offer the securities in a manner which will not impair the availability of the private offering exemption from federal securities registration provided by Section 4(2) of me Securities Act of 1933, and Regulation D promulgated thereunder, and in accordance with all applicable securities laws of the jurisdictions in which offers or sales of the Securities are made. The Company shall conduct the Private Placement and shall cooperate with TAS to ensure that the Private Placement is conducted, in compliance with the private offering exemption from federal securities law registration provided by Section 4(2) of the Securities Act of 1933, and Regulation D promulgated thereunder, and the securities laws of the jurisdictions in which offers and sales of the Securities are made by TAS in accordance with this Agreement.

        9)    Successors.    This Agreement and all rights and obligations hereunder shall be binding upon and inure to the benefit of each patty's successors, but may not be assigned without the prior written consent of the other party, which consent shall not be unreasonably withheld.

        10)    Additional Services.    It is understood that if TAS is asked to provide any additional investment banking services for the Company, then the Company shall pay to TAS additional fees based on TAS's customary fees for the services rendered and that the terms of the Indemnification Agreement shall apply to any additional engagement. No other services will be provided by TAS without the prior written approval of the Company.

        (11)    Contractual Relationship.    The Company expressly acknowledges that TAS has been retained solely as an advisor and agent to the Company, and not as an advisor to or agent of any other person, and that the Company's engagement of TAS is not intended to confer rights upon any persons not a party hereto (including shareholders, employees or creditors of the Company) as against TAS or its affiliates or their respective directors, officers, agents and employees.

        Any dispute arising from the interpretation, validity or performance of this Agreement and the Indemnification Agreement or any of their terms and provisions shall be submitted to binding arbitration in accordance with the provisions of the Code of Arbitration Procedure of the National Association of Securities Dealers, Inc. or the Arbitration Rules of the New York Stock Exchange, and judgment upon the award rendered by the arbitrators (or a majority of the arbitrators) may be entered in any court having jurisdiction thereof. In the event there is any dispute involving TAS and the Company that is not arbitrated, each of the parties hereby waives its right to a trial by jury. Such arbitration proceeding, or court proceeding if a dispute is not arbitrated, shall take place in Los Angeles, California. In any such proceeding, the prevailing party shall be entitled to recover from the other its costs and expenses incurred therewith, including reasonable attorneys' fees.

        If any term, provision, covenant or restriction contained in this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions contained in this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

        In no event shall the Company be liable for any expenses, or other costs or charges incurred by TAS hereunder unless expressly approved in writing by the Company.

        This Agreement contains a predispute arbitration clause.

        12)    Entire Agreement Governing Law.    This Agreement and the Indemnification Agreement constitute the entire agreement between TAS and the Company relating to this Engagement and supersedes and takes precedence over all prior agreements or understandings whether oral or written, between TAS and the Company with respect to this Engagement and may only be modified by written agreement that is signed by both parties. This Agreement and the Indemnification Agreement shall be governed by and construed in accordance with the laws of the State of California.

        Please confirm that the foregoing correctly sets forth our agreement by signing and returning to us the enclosed duplicate copy of this Agreement. We look forward to working with you and to the successful conclusion of this Engagement.

        Very truly yours,

TUCKER ANTHONY SUTRO CAPITAL MARKETS, INC.
		By:	/s/ FORBES W. BURTT Forbes W. Burtt Managing Director
Accepted and Agreed to as of the date written above:
LITRONIC INC.
By:	/s/ KRIS SHAH Mr. Kris Shah Chairman and Chief Executive Officer
Accepted and Agreed to as of the date written above:
BIZ INTERACTIVE ZONE
By:	/s/ MARVIN J. WINKLER Mr. Marvin J. Winkler Chief Executive Officer

Summary of Terms

Issuer	SSP Solutions, Inc. (the "Company")
Stock Exchange Symbol	SSPX / NASDAQ
Issue	Private Placement of up to approximately $30 million of Convertible Preferred Stock (the "Shares").
Term	10 Years
Dividend	%. Payable at the option of the Company in cash or in kind.
Conversion Price	Convertible at a slight premium to the market price of the Common Stock.
Mandatory Conversion
At any time after the Issue Date, so long as the average of the daily closing market prices of the issued and outstanding shares of Common Stock during the twenty most recent Trading Days is equal to or greater than 200 percent of the Conversion Price, the Company shall have the right to require the issued and outstanding shares of Convertible Preferred Stock to be converted, in whole or in part, into shares of Common Stock at the applicable Conversion Price.
Ranking and Liquidation Preference
The Convertible Preferred Stock ranks prior to the common stock upon liquidation. In the event of any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, before any payment or distribution of the assets of the Company, or proceeds thereof (whether capital or surplus), shall be made to or set apart for the holders of any class or series of stock of the Company ranking junior to the Convertible Preferred Stock upon liquidation, the holders of the Convertible Preferred Stock shall be entitled to receive $ per share.
Warrant Coverage	Might require warrant sweetener to close.
Investor Qualifications
Each investor must be an "accredited investor," as defined under Regulation D of the Securities Act of 1933, and must represent and warrant to The Company that it is acquiring the Shares for investment only with no present intention of distributing any of such Shares.

Registration of Securities
The Company shall (i) use commercially reasonable efforts to file a Registration Statement on Form S-3 (the "Registration Statement") relating to resale of the Shares by investors to be filed with the Securities and Exchange Commission ("SEC") within 60 days following the Closing Date, (ii) use commercially reasonable efforts to cause the Registration Statement to be declared effective by the SEC within 120 days following the Closing Date, and (iii) effect such other registrations, qualifications or compliance (including under applicable state securities laws) as may be reasonably requested by the investors to permit or facilitate the resale of the Shares. If The Company fails to cause the Registration Statement to be declared effective within such 120-day period, The Company will offer each investor the opportunity to purchase additional Shares at the original issuance price, as set forth in the Registration Rights Agreement.

Once declared effective. The Company shall use its commercially reasonable efforts to keep the Registration Statement effective until the earlier of (i) the date on which all of the Shares registered have been sold or (ii) the date on which all of the Shares registered may be immediately sold without restriction under the Securities Act.
Subscription Agreement:
The Subscription Agreements with each of the investors will contain, among other things, customary representations and warranties of The Company and each investor and conditions to closing, including the approval of the issuance of the Shares by The Company's stockholders and delivery of opinions of counsel.

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Summary of Terms